SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2024 (Report No. 9)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

As previously announced by Nano Dimension Ltd. (the “Registrant”), on November 21, 2024, the Israeli central region district court in Lod ruled (the “Court Ruling”) that the extraordinary general meeting of shareholders of the Registrant that was held on March 20, 2023 (the “Meeting”), convened by Murchinson Ltd., as a representative of certain shareholders and American Depositary Shares (“ADSs”) of the Registrant (“Murchinson”), was duly convened and the results of the Meeting were valid, including the proposed changes to the Registrant’s Amended and Restated Articles of Association (the “Articles”). At the Meeting, Murchinson proposed amendments to Articles 41 and 42(f) of the Registrant’s Articles. Therefore, the Registrant is hereby furnishing revised Articles to reflect the following amendments (the “Amended Articles”):

i.	Article 41 to the Amended Articles will allow the Registrant’s shareholders at a general meeting to fill in vacancies in the Registrant’s Board of Directors upon certain events, as detailed in Article 41.

ii.	Article 42(f) to the Amended Articles will allow the removal of a director by the Registrant’s shareholders at any general meeting by a resolution adopted by a simple majority of the voting power represented at a general meeting.

As part of the Court Ruling, it was determined that holders of ADSs of the Registrant (the “ADS holders”) have all non-waivable rights of holders of ordinary shares of the Registrant, under applicable Israeli law, in addition to the rights granted to them under the depositary agreement with the Bank of New York Mellon (“BNY”), as filed by BNY as Exhibit 1 to Form F-6  (File No. 333-252477) filed on January 27, 2021.

The Registrant is contemplating filing an appeal with the Supreme Court of Israel and motion for temporary reliefs until the appeal will be decided. In the event that the appeal or the temporary relief is granted, then the Registrant will provide an update regarding its Articles and the rights of ADS holders under applicable Israeli law.

The Amended Articles are attached hereto as Exhibit 99.1, as amended based on the aforesaid Court Ruling.

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) is incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. Nos. 333-255960, 333-233905, 333-251155, 333-252848, and 333-278368) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding the Registrant’s contemplation on filing the an appeal and a motion for temporary relief , possible reversion of the Articles, and all other statements other than statements of historical fact that address activities, events or developments that the Registrant intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. When used in this communication, the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “may,” “will,” “intends,” “projects,” “could,” “would,” “estimate,” “potential,” “continue,” “plan,” “target,” or the negative of these words or similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Registrant’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of the Registrant, they are subject to various risks and uncertainties. Further, actual results, performance, or achievements of the Registrant could differ materially from those described in or implied by the statements in this communication. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Registrant’s annual report on Form 20-F filed with the SEC on March 21, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, the Registrant undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication. The Registrant is not responsible for the contents of third-party websites.

Exhibit No.
99.1	Amended and Restated Articles of Association of Nano Dimension Ltd., as amended on November 21, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: November 27, 2024	By:	/s/ Dotan Bar-Natan
	Name:	Dotan Bar-Natan
	Title:	General Counsel

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